3-1-02

1123452

02012127

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

ASUR
AEROPUERTOS DEL SURESTE
Lic. Adolfo Castro
(52) 55-5284-0408
acastro@asur.com.mx

Breakstone & Ruth

Kay Breakstone
Luca Biondolillo
(646) 536-7012
Lbiondolillo@breakstoneruth.com

ASUR Announces Passenger Traffic for February 2002

Mexico City, March 5, 2002, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of February 2002 decreased by 9.6 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S., ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 21-day period from February 6 through February 26, 2002, and the equivalent 21-day period last year from February 7 through February 27, 2001. Transit and general aviation passengers are excluded.

Airport	Feb 2001	Feb 2002	% Change
Cancun	513,975	476,097	(7.4)
Cozumel	42,957	31,632	(26.4)
Huatulco	23,644	17,878	(24.4)
Merida	50,310	48,542	(3.5)
Minatitlan	7,650	7,180	(6.1)
Oaxaca	30,495	25,242	(17.2)
Tapachula	10,323	10,042	(2.7)
Veracruz	31,381	25,969	(17.2)
Villahermosa	32,269	28,814	(10.4)
ASUR Total	**742,904**	**671,396**	**(9.6)**

- More -

By week, ASUR's total passenger traffic from February 6 through February 26, 2002 declined year-over-year as follows:

- By 9.1 percent for the seven-day period from February 6 through 12;
- By 6.3 percent for the seven-day period from February 13 through 19 and;
- By 13.2 percent for the seven-day period from February 20 through 26;

Airport	% change Feb 06 thru Feb 26, 2002 vs. Feb 07 thru Feb 27, 2001		
	Feb 06 to Feb 12 7 Days	**Feb 13 to Feb 19 7 Days**	**Feb 20 to Feb 26 7 Days**
Cancun	(8.1)	(4.0)	(9.9)
Cozumel	(23.8)	(25.6)	(29.1)
Huatulco	(16.5)	(25.4)	(30.4)
Merida	(3.1)	5.1	(11.5)
Minatitlan	(12.5)	4.2	(10.2)
Oaxaca	(16.7)	(16.1)	(18.8)
Tapachula	(10.1)	6.6	(4.4)
Veracruz	(1.3)	(13.2)	(32.0)
Villahermosa	(8.8)	(10.4)	(11.9)
ASUR Total	**(9.1)**	**(6.3)**	**(13.2)**

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________
Name: Adolfo Castro Rivas
Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: March 8, 2002